Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-6

under the Securities Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

Registration Statement No.: 333-213454

Date: September 28, 2016

The following FAQs were published on Analog Devices’ internal employee website on September 28, 2016.

FAQs for All Employees

Compiled (9.23.16)

THE ANNOUNCEMENT

Q: What was announced on July 26, 2016?

A: On July 26, 2016, Analog Devices, Inc. (NASDAQ: ADI) announced that it had entered into a definitive agreement to acquire Linear Technology (NASDAQ: LLTC) in a cash and stock transaction that values the combined enterprise at approximately $30 billion1. Upon completion of the transaction, the combined company will be the premier high-performance analog technology company with leading positions across all key analog product categories and annual revenues of approximately $5 billion.

Q: Why are Analog Devices and Linear Technology combining?

A: This is the right combination at the right time. In this competitive market, customers are looking for partners in their innovation, engineering, and world-class supply chain support; not just suppliers. The addition of Linear’s highly complementary portfolio of technologies and products to ADI’s portfolio will create the industry’s most comprehensive suite of high-performance analog offerings. More importantly, this transaction will combine two of the industry’s leading engineering teams, creating an unparalleled powerhouse of innovation with a financial platform that will allow us to invest in the technologies that solve our customers’ most complex challenges. The expectation is that this combination will be a catalyst, not only for business growth but also for employees’ professional growth as well.

Q: What aspects of the combined companies will lead to a higher growth rate?

A: The addition of Linear’s highly complementary portfolio of technologies and products to ADI’s portfolio will create the industry’s most comprehensive suite of high-performance analog offerings, including best-in-class converters, signal conditioning, RF and microwave, power, and sensors. The combination of two of the industry’s leading engineering teams will create an unparalleled innovation engine—a ‘Dream Team’—that will allow the combined company to better support and enhance customers’ internal engineering capabilities and give them a significant competitive advantage as they go to market. Finally, together, we will have the financial foundation to continue investing in developing the technology and solutions to solve our customers’ most difficult challenges.

Q: Is this a move to gain scale?

A: No. ADI’s goal is not to be “all things to all people,” but rather to deliver the specific high-performance analog technologies that enable us to address our customers’ toughest analog challenges and innovate and grow faster than our peers.

Q: When is Linear’s shareholder vote scheduled?

A: The annual meeting of Linear shareholders to vote on the merger has been scheduled for October 18, 2016.

Q: When is the transaction expected to close?

A: This transaction has been unanimously approved by the boards of directors of both companies. Pending necessary shareholder and regulatory approvals and other customary closing conditions, the expectation is that this transaction should close in the first half of calendar year 2017.

Q: What will happen from now until the closing of the transaction?

A: Until the close, Analog Devices and Linear Technology will remain two independent companies and will continue to conduct business as usual. During the interim period, however, ADI and Linear will be working closely to ensure a smooth integration and transition and a seamless, uninterrupted experience for our customers.

Q: What will be the name of the combined company?

A: The combined company will continue to be called Analog Devices, Inc. We plan to maintain the Linear Technology high performance power management brand.

Q: Can a third party stop the transaction?

A: As is customary for public company deals of this type, Linear has the ability to receive and consider unsolicited third party offers. Subject to a number of limitations and procedures contained in the merger agreement, in general, if an offer superior to ADI’s offer were to emerge, Linear would have the ability to accept that superior offer by paying ADI a $490 million termination fee.

Q: Will this agreement prevent ADI from doing other transactions (more software/systems level companies)?

A: ADI’s primary focus in the near term will be to successfully integrate ADI and Linear Technology. ADI will also consider doing smaller, tuck-in transactions, such as our recent acquisition of the Cyber Security Solutions business of Sypris Electronics, to obtain technologies and businesses that allow the company to complement and grow its existing business and enhance our market competitiveness.

STRATEGY

Q: How does combining with Linear Technology fit into ADI’s business strategy?

A: ADI’s strategy for growth is focused on building out our base of high-performance analog technologies and products while we “move up the stack” to provide the software, analytics, security and connectivity that turn analog data into information. The addition of Linear’s highly complementary portfolio of technologies and products to ADI’s portfolio dramatically builds out our base, creating the industry’s most comprehensive suite of high-performance analog offerings. With the combination of our technology portfolios and two of the best engineering teams—not just in analog but in all of technology—ADI will have the capability to solve much larger, more complex problems with a much broader and deeper solution set for customers.

Q: Where is Linear in terms of systems? Are they embracing the same strategy of pursuing systems solutions that ADI is pursuing?

A: Linear has a large portfolio of high performance products aimed at power management, data conversion and signal conditioning applications. Linear’s highly integrated power management devices and uModule power system in package solutions provide their customers complete power solutions. In addition, Linear has developed application specific products in areas such as Battery Management and Charging, Digital Power System Management and Wireless Sensor Networking. While Linear does not make any processors that are typically required in complete system solutions, they do work closely with a very large customer base in order to develop products that help solve system challenges.

Q: The external announcement about the agreement referenced Analog Devices’ B2B businesses of Industrial, Automotive, and Communications Infrastructure, but not Consumer. Will this transaction change ADI’s Consumer strategy?

A: No. ADI will continue to focus on complex problems in consumer where we can apply our innovation to solve problems that matter to the user experience and where our innovation can sustain a position over multiple generations.

SALES & CUSTOMER ENGAGEMENT

Q: When can ADI and Linear start selling each other’s products?

A: Analog Devices and Linear Technology will be able to sell each other’s portfolios upon the closing of the transaction, expected in the first half of calendar year 2017.

Q: What should we say now to customers?

A: Until the close, Analog Devices and Linear Technology will remain two independent companies and will continue to conduct business as usual. During the interim period, ADI and Linear will be working closely to ensure a smooth integration and transition and a seamless, uninterrupted experience for our customers.

Beyond these messages, you should refer customers to the transaction website at ADILinear.transactionannouncement.com, where they can find the press release announcing the deal, a letter from Vince to customers and helpful FAQs.

OPERATIONS

Q: How do the operations at ADI and/or Linear change between now and the close?

A: Until the close, ADI and Linear remain two independent companies. So, until then, it will be business as usual for both companies.

Q: What role will ADI and Linear Technology management play in the combined company?

A: Vince Roche will continue as President and Chief Executive Officer of the combined company. It is expected that that the combined company’s leadership team will have representation from both companies.

Q: Will the transaction affect the sales models and/or other operational models of ADI or Linear?

A: Yes, as is the case across all functions and disciplines at both ADI and Linear, our goal is to take best practices and put them in place in the new company. We plan to collaborate across our two organizations to build a new operating system that works for both companies in this new entity.

Q: What is Linear’s internal manufacturing capability and how full are their fabs?

A: Linear has two internal wafer fabs, one located in Milpitas, California and another facility in Camas, Washington. Both facilities produce 6-inch wafers and the manufacturing processes used in each fab are similar. The main process includes high speed bipolar, CMOS, and BiCMOS in addition to some proprietary complementary bipolar processes. A small portion of Linear’s wafer supply is sourced via external foundries to access lower geometries beyond their internal capabilities. Linear also has a captive probe and assembly operation in Penang, Malaysia, which services approximately 80% of their assembly manufacturing, with the balance supported by assembly subcontractors. Linear’s final test operation is based in Singapore and some products are sent to the Milpitas site for test and final processing. The Singapore facility also serves as a warehouse and distribution center with the majority of products shipped from Singapore to end customers.

Q: Does Linear have non-silicon based processes?

A: No, Linear’s manufacturing capabilities focus on silicon-based processes; however, over the recent past Linear has developed a micro modules capability that utilizes advanced packaging and integration technologies to deliver “system in package” solutions in a variety of functions such as micro module regulators, LED drivers, and battery chargers.

SITES & FACILITIES

Q: Where are Linear’s key sites and what functions do they complete at them?

A: Linear’s headquarters are located in Silicon Valley in Milpitas, California, where they also have a wafer manufacturing facility, known as Hillview. As discussed above, the company has a second wafer fab in Camas, Washington; test facilities in Singapore; and assembly in Penang, Malaysia. Linear is well recognized, not only for its leading edge analog and power management products, but also for its high quality and on-time delivery. The company has field applications and sales facilities worldwide, as well as thirteen design centers in various locations around the US and in Munich, Germany, Singapore and Hangzhou, China.

Q: Where are ADI’s key sites and what functions do they complete at them?

A: ADI’s headquarters are located near Boston in Norwood, Massachusetts. In addition, ADI has manufacturing facilities in Massachusetts, Ireland, and the Philippines, and has more than thirty design facilities worldwide. ADI sells its products globally through a direct sales force, third-party distributors, independent sales representatives and via its website. ADI has direct sales offices, sales representatives and/or distributors in over 40 countries outside North America.

Q: Where will Analog Devices’ headquarters be located?

A: Analog Devices’ headquarters will remain in Norwood, MA.

Q: Are there plans to collocate ADI and Linear employees?

A: ADI and Linear have many facilities involved in innovation across the globe. The intention is to combine locations where it makes sense to foster collaboration and focus on superior innovation.

INTEGRATING ADI & LINEAR

Q: We understand the cultures of the two companies are different. How do we plan to integrate ADI and Linear?

A: As we discovered at the first integration planning meeting between ADI’s and Linear’s executives in September, this is a misconception, albeit a pervasive one. As we listened to each other talk about our businesses and cultures, we realized that we are far more similar than anyone expected or even imagined:

•	We both believe innovation drives business growth

•	We both are passionate about the success of our customers

•	We both believe product, application, market, and customer diversity is the path to success

•	We both pursue operational excellence and hold ourselves to high standards in terms of quality, reliability, and supply chain

•	And we both recognize our people are our greatest asset and treat our people accordingly

So our initial concerns about cultural differences have lessened significantly. We are committed to working together to combine the very best aspects of both companies to create something greater than the sum of its parts, and that applies equally to our culture. We will work together to combine the strengths of both companies’ cultures to create something extraordinary.

Q: Will there be any changes to our compensation/benefits/etc.?

A: While we plan to ultimately harmonize compensation and benefits with input from both companies’ executive teams, we plan to keep ADI’s and Linear’s compensation and benefits largely unchanged while we evaluate them closely over the first year of combined operations.

FOR MORE INFORMATION

Q: What do I do if I have additional questions regarding this transaction?

A: We will keep you informed of important developments as we make progress toward the close and you are encouraged to bookmark this site and check back regularly for updates. In addition, please e-mail employee.questions@analog.com with any questions that aren’t answered by this site.

[1]Based	on Analog Devices’ 5 day volume weighted average price of $60.3215 as of July 21, 2016 per Bloomberg

Forward Looking Statements

This website and its contents contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, including the effect of the transaction on Analog Devices’ revenues, non-GAAP earnings, free cash flow, capital returns and expected growth rates of the combined companies, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction, the availability of debt financing for the transaction, Analog Devices’ timing and ability to repay the debt and Analog Devices’ guidance for its third quarter of fiscal 2016. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology have filed and will file relevant information with the Securities and Exchange Commission (the “SEC”), including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that includes a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC on September 16, 2016. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices common stock is set forth in the definitive proxy statement for Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear common stock is set forth in the proxy statement/prospectus that Linear Technology filed with the SEC on September 16, 2016. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.